Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

May 20, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited Draft Registration Statement on Form F-1 Submitted March 11, 2024 CIK No.: 0002013100

Dear Mr. Efron,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form F-1 confidentially submitted to the Commission on March 11, 2024 by Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited Commission’s comments in this response and numbered them accordingly. On the date hereof, we have submitted an amended registration statement on Form F-1 (the “Amended Registration Statement”) to accompany this letter.

Draft Registration Statement on Form F-1 submitted March 11, 2024

Cover Page

1.	We note your statement in the “Underwriting” section that you and the Selling Shareholders have agreed to sell to the underwriters, on a firm commitment basis, the number of ordinary shares set forth in the table on page 150. Please revise your disclosure in the first paragraph to clearly disclose that the shares being offered by the Selling Shareholders under this prospectus are also on a firm commitment basis.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the cover page of the Amended Registration Statement accordingly.

2.	Please revise the initial public prospectus cover page to disclose that the Resale Shareholders will be offering their shares pursuant to the Resale Prospectus at market prices. With respect to the cover page for your resale prospectus, we note that you state that the resale will not begin until such listing occurs, and that “[t]hereafter,” sales will occur at prevailing market prices or in privately negotiated prices. We also note your statement on the initial public offering prospectus cover page that no resale by the Resale Shareholders will occur until the IPO is completed. Please revise your resale prospectus cover page to clearly state that the resale will occur only after the completion of your initial public offering. In addition, revise the resale prospectus cover page to disclose the offering price for the Ordinary Shares you and the Selling Shareholders are offering pursuant to the initial public offering prospectus. Refer to Item 501(b)(3) of Regulation SK.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised this the cover page to the resale prospectus accordingly and note the offering price of the resale shares will be at the eventual price at which we plan to sell our ordinary shares in our public offering pursuant to the Amended Registration Statement of which the resale prospectus forms a part.

3.	We refer to your disclosure on page 151 that the underwriting discount is 4.5% per share with respect to certain investors. Please revise to reconcile your disclosures.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [151], and throughout the Amended Registration Statement.

Market and Industry Data, page 4

4.	We refer to your statement here, and similar statements on page 2 and in the third paragraph under the Table of Contents, that you have “not independently verified” the various statistical, industry, or market data and information in this prospectus. These statements imply an inappropriate disclaimer of responsibility with respect to this information. Please either delete these statements or specifically state that you are responsible for such information.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [4] of the Amended Registration Statement.

Overview, page 9

5.	We note your disclosures regarding your six qualification types, permitting you to undertake projects up to specified values. Please revise your disclosures here to provide additional context regarding this information so that the significance of these qualification types for your business operations is more clear to investors. In addition, please revise your disclosures here to balance your disclosures by explaining the competitive and fragmented nature of the market, as you discuss elsewhere in your prospectus. We also note your disclosures on page 108 indicating the upcoming expiration dates for various registrations. Please revise your disclosures on page 108, or elsewhere as appropriate, to discuss your plans to renew such registrations, and the typical timing of such renewals.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on pages [9 and 108] of the Amended Registration Statement.

Prospectus Summary, page 9

6.	We refer to your statement that you have over 20 years of industry experience and also that you were founded in 2017. We also note your disclosures elsewhere in your prospectus regarding a reorganization, pursuant to which Vistek SG would become a subsidiary. Please revise your disclosures here in the summary to discuss the reorganization and to explain the background of Vistek SG. In your discussions of the reorganization on page 76, please revise to make clear the prior ownership of Vistek SG and the transactions regarding the transfer of Vistek SG.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page [9]. We further note that while the restructuring has not been be completed, we have amended the respective disclosures on page [76] of the Amended Registration Statement and will finalize the section once the restructuring has been completed.

Summary of Risk Factors, page 10

7.	Please revise your first bullet to quantify your concentration of customers, and revise your second bullet to explain that the average length of your contracts is between two to three years, as you further discuss on pages 16-18.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [10] of the Amended Registration Statement.

Risk Factors

“The sale or availability for sale of substantial amounts of our Ordinary Shares . . .”, page 33

8.	Please tell us, and please revise, here and in the summary risk factors section, to quantify the number of Ordinary Shares the Resale Shareholders are offering pursuant to the Resale Prospectus, and explain that as those shares are being sold at market prices, the purchasers in the initial public offering and the resale offering could be paying prices that are higher or lower than a purchaser in the other offering.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [33] of the Amended Registration Statement.

Use of Proceeds, page 43

9.	We note that you intend to use part of the public offering proceeds to pursue expansion opportunities through merger and acquisition activities. Please give a brief description of any businesses you intend to acquire and information on the status of any acquisitions. Refer to Item 3.C.3 of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we removed the disclosure on page [43] of the Amended Registration Statement.

Dividends and Dividend Policy, page 46

10.	We note your disclosure on page 46 that a dividend of approximately US$2.5 million was paid for the year ended February 28, 2023. However, we also note your disclosure on page F-22 that the Amounts due to related parties balance as of August 31, 2023 related to “the distribution of interim dividend of approximately $2.5 million (approximately S$3.3 million) to Mr. Ho and Mr. Teo on February 28, 2023 by Vistek SG.” Accordingly, it is unclear whether the US$2.5 million dividend was in fact paid. Please revise or advise as appropriate.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [46] of the Amended Registration Statement to reflect the financials.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

11.	Please revise your discussions regarding the comparison of operating results on pages 51 and 56 to provide additional context regarding the changes in revenue. Refer to Item 5 of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on pages [51 and 56] of the Amended Registration Statement.

Key Factors Affecting the Results of Our Group’s Operation, page 49

12.

Please expand your disclosure to highlight that:

● All of your revenue is derived through a competitive tender process and the contracts are not recurring in nature, and

● Your cash conversion cycle is long and your cash flow may fluctuate given variables such as prepayment of start-up costs, performance bonds, contract retentions, and the defect liabilities period.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [49] of the Amended Registration Statement.

Material Cash Requirements, page 61

13.	Please expand your discussion of contractual obligations and indebtedness to address amounts due to related parties and related party loans.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [61] of the Amended Registration Statement.

Contracts and Pricing Model, page 99

14.	Please revise your discussion to address any cancellation provisions in your contracts and the defect liabilities period. Additionally, please reconcile your disclosure here that your customers generally do not give you advance payment with your disclosure elsewhere regarding milestone billings.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [99] of the Amended Registration Statement.

Litigation and Other Legal Proceedings, page 106

15.	Please revise to describe Vistek SG’s non-compliance with the relevant requirements under the Companies Act 1967 of Singapore, as disclosed in your risk factor on page 22, including to define the scope of the non-compliance by number of years, number of deficient records/filings, or other relevant indicator. To the extent estimable and material, please quantify the statutory penalties you, your directors and officers, Vistek SG, and/or Vistek SG’s directors and officers may be liable for as a result.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [106] of the Amended Registration Statement.

Management, page 116

16.	Please revise to disclose the principal business activities of Ms. Ng. Refer to Item 6 of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [119] of the Amended Registration Statement.

Compensation of Directors and Executive Officers, page 123

17.	Please revise to disclose compensation for the year ended February 29, 2024. Refer to Item 6.B of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [123] of the Amended Registration Statement.

Principal and Selling Shareholders, page 125

18.	We note your disclosure in footnote 2 that Growth Synergy and Mr. Teo have “joint voting and dispositive power” over Vistek Alliance in the proportions of 85% and 15%, respectively. We also note your statement on your cover page that Mr. Ho has sole voting and dipositive power over the Ordinary Shares held by Growth Synergy. Please revise your beneficial ownership table to also reflect Mr. Ho’s beneficial ownership. Refer to General Instruction F of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [125] of the Amended Registration Statement.

Related Party Transactions, page 127

19.	Please revise to provide all disclosures required by Item 7.B of Form 20-F, including related party loans and amounts due to/from related parties.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [127] of the Amended Registration Statement.

20.	Please revise to disclose the repayment terms of the related party loan with Mr. Ho. Additionally, to the extent you intend to repay the loan with the proceeds of the public offering, please revise your disclosure to so state and revise the Use of Proceeds section to provide the information required by Item 3.C.4 of Form 20-F. In this regard, we note your statement on page F-29 that you “intend to repay the related party loan in full using proceeds from this offering, in accordance with the terms of the loan agreement.”

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [127] of the Amended Registration Statement.

Shares Eligible for Future Sale, page 143

21.	Please revise here and under the Underwriting section to clarify that the Ordinary Shares the Resale Shareholders are offering pursuant to the Resale Prospectus are not subject to lock-up agreements (except for Vistek Alliance and Vibrant Epoch).

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on pages [143] and [152] of the Amended Registration Statement.

Material Tax Considerations, page 145

22.	Please revise to remove the reference to “certain” tax consequences. The tax disclosure should address each material tax consequence.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [145] of the Amended Registration Statement.

Resale Shareholders, page A-2

23.	Please describe the material terms of the transactions pursuant to which the Resale Shareholders were issued the Ordinary Shares being offered by them, including the offering price and the amount of consideration.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [A-2] of the Amended Registration Statement.

24.	Given your disclosure that no resale of the shares covered by the Resale Prospectus will occur until you complete the initial public offering of your Ordinary Shares and your Ordinary Shares begin trading on Nasdaq, please revise the “Ordinary Shares Beneficially Owned Prior to the offering” column of the table on page A-3 to reflect the ownership of the Resale Shareholders after the completion of your initial public offering.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [A-3] of the Amended Registration Statement.

25.

Please revise the table on page A-3 to include the Ordinary Shares being offered by Mr. Tong. In this regard, we note his inclusion in the definition of the term “Resale Shareholders.” Additionally, please revise the footnotes to the table to disclose:

● That Mr. Ho has sole voting and dipositive power over the Ordinary Shares held by Growth Synergy, as you disclose on the IPO prospectus cover page, and

● The address of Vibrant Epoch.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [A-3] of the Amended Registration Statement to disclose the address of Vibrant Epoch. We respectively advise the Staff that the Mr. Ho (now distinguished as “Mr. Tong”) referred to within the table on page A-3 refers to Mr. Ho Tong Ho, while the Mr. Ho defined within our prospectus conventions who has sole voting and dispositive power over the Ordinary Shares held by Growth Synergy refers to Mr. Ho Teck Hong, who is not included in the definition of “Resale Shareholders”.

Vistek Limited and Subsidiaries Unaudited Interim Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity, page F-4

26.	Please revise to present the comparative Consolidated Statement of Changes in Shareholders’ Equity for the same period in the prior financial year (i.e. for the six months ended August 31, 2022). Reference is made to Item 8.A.5 of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [F-4] of the Amended Registration Statement.

Note - 1 Business Overview and Basis of Presentation

Reorganization, page F-6

27.	Please clarify for us and in your filing if the reorganization has been completed. To the extent it is not yet completed, please clarify for us and in your filing when such reorganization will be completed.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [F-6] of the Amended Registration Statement.

Note - 15 Commitments and Contingencies, page F-29

28.	We note your disclosure on page 19 that, as of August 31, 2023, you had pledged deposits of approximately $0.2 million to secure performance bonds with an aggregate value of approximately $2.3 million. We further note your disclosure that if you fail to perform your obligations under the contracts and the banks or insurance companies compensate your customers up to the amount of the performance bond, then you will become liable to compensate the banks or insurance companies. Please tell us how you determined it was unnecessary to disclose this contingency with your interim and annual financial statement footnotes and within your management’s discussion and analysis..

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page [F-29] of the Amended Registration Statement.

Vistek Limited and Subsidiaries Consolidated    Financial Statements

Consolidated Statements of Cash Flows, page F-35

29.	We note your disclosure on page F-54 that the amounts due to related parties were related to the dividend of approximately $2.5 million. Please tell us how you considered the guidance in ASC 230-10-50-3, or tell us how you determined it was not necessary to disclose this transaction as noncash investing and financing activity.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the transaction is not a non-cash financing activity given that it remains a dividend repayable and has yet to be paid.

Exhibits

30.	Please file the agreements or contracts associated with your amounts due to related parties and your bank borrowings. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the exhibit tab of the Amended Registration Statement to reflect the agreements.

General

31.

Please provide us the background of the people primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying people by name, for each person please tell us:

● What role they take in preparing your financial statements and evaluating the effectiveness of your internal control;

● What relevant education and ongoing training they have had relating to U.S. GAAP;

● The nature of their contractual or other relationship to you;

● Whether they hold and maintain any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

● Their professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. In addition, please consider including risk factor disclosures to highlight any related issues, if applicable.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the company has relied on an outside firm on a contractual basis to assist in the review of its financial statements under U.S. GAAP and SEC rules. The individual who assists in the review of the Company’s financial statements has previously held a position as chief financial officer for a public company listed on a national exchange in the United States, and as such has three years of professional experience in preparing financial statements in accordance with U.S. GAAP. This individual holds a Bachelor of Commerce degree from University of Adelaide, Australia, and maintains as a chartered accountant of the Institute of Singapore Chartered Accountants.

32.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the Company confirms no copies of written communications have been presented to potential investors in reliance of Section 5(d) of the Securities Act and it has not authorized anyone to do so on its behalf. The Company represents to the extent that there are any such written communications that it, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors.

In addition to the above response to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to Amended Registration Statement or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer